

Bradford & Bingley

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


05007776

Tel. 01274 806106

28 April 2005

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

26 April 2005

Annual General Meeting – Trading Statement

At the Annual General Meeting of Bradford & Bingley plc held today, Steven Crawshaw, Group Chief Executive, made the following comments:

"The UK housing and mortgage markets are showing signs of the stabilisation that I talked about in our full year results, as the impacts of a slow second half in 2004 and interest rate rises flow through.

Whilst economic data at this stage in the cycle is, as always, uncertain we are seeing some return of customer confidence in our core residential lending markets and continue to take the view that we are at or within 25 basis points of the top of the current interest rate cycle. Fundamentals for the mortgage market remain positive despite the broader economic uncertainties and our pipeline, whilst below the levels recorded last year en route to a record first half of lending, continues to build month on month in line with our plans.

Arrears levels for the Group have continued to remain under the industry average levels. Although we are seeing, as predicted, an increase in arrears from historic levels, these remain within our expectations. The effect of base rate increases in 2004 will continue to flow through these lending books and will be reflected in our own and industry figures. We remain comfortable with the credit quality of our fully secured specialist lending book.

The Retail business is consolidating after the radical changes it went through last year. Our relationship with Legal & General is bedding down very satisfactorily and we are forming increasingly strong ties with our partner. The efficiency improvements made in the Retail business in 2004 have been maintained and the business is well placed to capitalise on growth opportunities as the market recovers.

Savings has continued to perform extremely well and our Internet account has continued to attract new customers to the Group at a very pleasing rate.

Cost control is a core element of the management of our business and more of the full benefits of the programme initiated last year will flow through in the remainder of 2005. We are more focused and efficient and have the business geared to a more subdued operating environment.

We have made a solid start to the year and we are comfortable with the mean consensus forecast in the market for our performance in 2005."

(A B&B poll of 17 analysts indicates a mean consensus forecast for 2005 profit before tax and exceptionals of £297.5m within a range of £283m to £320m. These forecasts are before the restatement for International Financial Reporting Standards.)

Ends

For further information:

Press Office:
Simon Moyse/Morgan Bone
Finsbury plc
52-58 Tabernacle Street
London
EC2A 4NJ
Tel: 020 7251 3801
Email: simon.moyse@finsbury.com

Investor Relations:
Phillip McLelland
Bradford & Bingley plc
PO Box 88
Crossflatts
Bingley
BD16 2UA
Tel: 01274 806112
Fax: 01274 554662
Email: phillip.mclelland@bbg.co.uk

Re 82-5154

Bradford & Bingley plc

Results of Annual General Meeting

At the Annual General Meeting of Bradford & Bingley plc on 26 April 2005 all the resolutions set out in the Notice of the meeting were approved by the shareholders.

The resolutions included the renewal of a general authorisation, first given to the Company in 2001, to make market purchases of its own shares up to a maximum of 63,400,000 ordinary shares (approximately 10% of the issued share capital).

End
26 April 2005